18004812

Mail Processing Section FEB 28 2018 Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-17212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Robinson Humphrey, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Peachtree Road, NE., Atlanta Financial Center, South Tower, 9th Floor
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. BLVD	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW RMS

OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL H SPATES
Notary Public, Georgia
Clayton County
My Commission Expires
August 13, 2018

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of SunTrust Robinson Humphrey, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2017, the related statements of comprehensive income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2007.

Atlanta, Georgia
February 27, 2018

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2017
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	306
Securities segregated under Federal and other regulations		29,771
Deposits with clearing organizations		29,464
Receivables from brokers and dealers		6,454
Customer receivables		21,534
Securities purchased under agreements to resell		1,128,910
Securities borrowed		298,227
Securities owned:		
U.S. government and agency obligations		826,761
Corporate debt and other securities		659,830
Commercial paper		117,803
State and municipal obligations		60,847
Total securities owned (including encumbered securities of $1,031,940)		1,665,241
Goodwill		131,440
Accrued interest and other income receivable		47,723
Net deferred tax assets		9,290
Income tax receivable from Parent		41,727
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $70,929		14,843
Net receivables for unsettled securities transactions		67,544
Other assets		3,956
Total assets		3,496,430
Liabilities and shareholder's equity		
Liabilities		
Securities sold under agreements to repurchase		1,275,761
Securities sold but not yet purchased		829,317
Lines of credit payable to related parties		151,943
Accrued interest payable and other liabilities		25,377
Accrued compensation and benefits		105,340
Payables to brokers and dealers		167
Customer payables		16,692
Due to related parties		2,853
Total liabilities		2,407,450
Shareholder's equity:		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		596,370
Retained earnings		492,510
Total shareholder's equity		1,088,980
Total liabilities and shareholder's equity	$	3,496,430

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Comprehensive Income

Year Ended December 31, 2017
(In Thousands)

Revenues		
Corporate finance fees	$	277,351
Underwriting fees		202,255
Trading gains, net of losses		26,557
Interest		71,130
Commissions		47,788
Total revenues		625,081
Expenses		
Compensation and benefits		262,586
Fees paid to related parties		152,949
Outside processing and software		35,144
Interest		41,222
Occupancy and equipment		12,980
Marketing and customer development		8,813
Other		12,342
Total expenses		526,036
Income before income taxes		99,045
Provision for income taxes		39,979
Net income	$	59,066
Other comprehensive income		–
Total comprehensive income	$	59,066

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2017
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2016	$ 100	$ 596,370	$ 433,444	$ 1,029,914
Net Income	–	–	59,066	59,066
Balance, December 31, 2017	$ 100	$ 596,370	$ 492,510	$ 1,088,980

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2017
(In Thousands)

Operating activities		
Net income		59,066
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		4,096
Deferred tax expense		33,060
(Increase) decrease in operating assets:		
Securities segregated under Federal and other regulations		236
Securities purchased under agreements to resell and securities borrowed		(290,502)
Securities owned		213,512
Receivables:		
Brokers and dealers		9,045
Customers		(7,555)
Net receivable for unsettled securities transactions		15,863
Accrued interest and other income receivable		(4,957)
Other assets		(56,061)
Increase (decrease) in operating liabilities:		
Securities sold but not yet purchased		(12,623)
Securities sold under agreements to repurchase		2,164
Accrued compensation and benefits		12,368
Accrued interest payable and other liabilities		(4,699)
Due to related parties		1,783
Payables to brokers and dealers		(9,265)
Customer payables		13,524
Net cash used in operating activities		(20,945)
Investing activities		
Capital expenditures, net		(787)
Net cash used in investing activities		(787)
Financing activities		
Increase in borrowings from related parties under lines of credit, net		21,722
Net cash provided by financing activities		21,722
Net decrease in cash and cash equivalents		(10)
Cash and cash equivalents, beginning of year		316
Cash and cash equivalents, end of year	$	306
Supplemental cash flow information		
Cash paid:		
Interest	$	41,109
Income taxes to Parent	$	47,293

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements

December 31, 2017

1. Organization and Nature of Business

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. Based upon this evaluation, it was determined, except as disclosed, that no additional events or transactions occurred that require recognition or disclosure in these financial statements.

On February 15, 2018 the Company's board of directors unanimously adopted a resolution declaring a cash dividend be paid to the Parent in the aggregate amount of $50 million. The company paid this dividend to the Parent on February 16, 2018.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced. These amounts are included in securities borrowed in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of financial condition and interest income in the statement of comprehensive income. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable and other liabilities on the statement of financial condition and interest expense in the statement of comprehensive income. The carrying amount of collateralized securities transactions is deemed to be a reasonable estimate of their fair value.

Securities Owned and Securities Sold But Not Yet Purchased

Securities transactions and related gains and losses are recorded on a trade date basis. Realized and unrealized gains and losses are included in trading gains, net of losses, in the statement of comprehensive income. Realized gains on the sales of securities are generally determined based on the sale of positions held on a first-in, first-out basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for

short positions for which the last quoted ask price is used. The change in fair value is included in the statement of comprehensive income as trading gains, net of losses. Amounts receivable and payable for securities transactions that have not reached their contractual final settlement date are recorded net in net receivables for unsettled securities transactions on the statement of financial condition.

The amount of trading gains, net of losses as shown in the statement of comprehensive income includes $3.7 million of net unrealized losses on securities positions still held as of December 31, 2017.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed predominantly using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. The Company reviews its long-lived assets, primarily leasehold improvements and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no such impairments for the year ended December 31, 2017.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. There were no such impairments for the year ended December 31, 2017.

Corporate Finance and Underwriting Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting fees are presented net of direct transaction-related expenses.

Commissions

Commissions are earned by the Company primarily for buying and selling equity securities on behalf of customers and are recognized on the trade date. The Company records a receivable in receivables from brokers and dealers in the statement of financial condition from the third-party clearing broker for its share of commissions, net of expenses associated with the commissions.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted federal and state tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by the Parent. For additional information on the Company's activities related to income taxes, see Note 11, "Income Taxes."

Related Party Transactions

The Company engages in various transactions with SunTrust Bank (STB), which provides certain management services and staff support functions for all of its affiliates, and the Company pays a fee based on the corporate service agreement. The Company pays negotiated referral fees to STB for sales involving customers of such entities and the Company earns revenue from the Parent and affiliates for providing certain corporate finance, underwriting, and trading services based on the terms within the agency services agreement.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers", which was amended in December 2016 with ASU 2016-20, "Technical Corrections and Improvements to Topic 606, *Revenue from Contracts with Customers.*" These ASUs supersede the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of these ASUs are that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standards are effective for annual reporting periods beginning after December 15, 2017. The Company has completed its evaluation of the anticipated effects that these ASUs will have on the financial statements and related disclosures. The Company has conducted a comprehensive scoping exercise to determine the revenue streams that are in the scope of these updates. Results of that exercise indicate that certain corporate finance and underwriting fee financial statement line items contain revenue streams that are in the scope of this update. The Company's findings indicate that there will be prospective changes to the presentation of underwriting fees and corporate finance fees, which will be shown on a gross basis on its statement of comprehensive income. This change will result in higher revenues and expenses being reported and will not affect net income. Cumulatively, estimates indicate that approximately $17 million in expenses will be reported as other expense rather than be netted against revenue in 2018. The Company has adopted the standards beginning January 1, 2018 and used the modified retrospective method of adoption. The cumulative effect of applying these ASUs was recognized as a $711 thousand adjustment to the January 1, 2018 balance of retained earnings.

In February 2016, the FASB issued ASU 2016-02, "Leases." This ASU creates ASC Topic 842, and supersedes Topic 840. The ASU requires lessees to recognize right-of-use assets and associated liabilities that arise from leases and associated liabilities that arise from leases, with the exception of short-term leases. The ASU does not make significant changes to lessor accounting; however, there were certain improvements made to align lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. There are several new qualitative and quantitative disclosures required. Upon transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The standard will become effective for annual periods beginning after December 15, 2018. The adoption of this ASU will result in an increase to the statement of financial condition for right-of-use assets and associated lease liabilities for operating leases in which the Company is the lessee. The Company is evaluating the significance and other effects of adoption on the financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, "Intangibles-Goodwill and Other." This ASU amends ASC Topic 350, *Intangibles-Goodwill and Other,* to simplify the subsequent measurement of goodwill, by eliminating Step 2 from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company is a single reporting unit where all the assets and liabilities have been assigned to the single reporting unit. Entities should recognize an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value, but the loss recognized should not exceed the total amount of goodwill allocable to that reporting unit. This ASU must be applied on a prospective basis. The standard will become effective for annual periods beginning after December 15, 2019. Based on the Company's most recent annual goodwill impairment test performed as of October 1, 2017, there was no impairment noted, as the fair value of the reporting unit exceeded its carrying amount; therefore, this ASU would not currently have an impact on the Company's financial statements. However, if upon adoption, the carrying amount of the reporting unit exceeds its fair value, the Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.

4. Securities Segregated Under Federal and Other Regulations

At December 31, 2017, a U.S. Treasury security with a fair value of $29.8 million has been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

5. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities. Securities borrowed are collateralized primarily by corporate securities. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities borrowed are primarily used to cover firm short positions. Securities purchased under agreements to resell are used to cover firm short positions or are subsequently sold under agreements to repurchase to earn a spread. Securities sold under agreements to repurchase are primarily used to fund firm trading inventory. The Company takes possession of all securities purchased under agreements to resell and securities borrowed and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. On the acquisition date of these securities, the Company and the related counterparty agree on the amount of collateral required to secure the principal amount loaned under these arrangements. The Company monitors collateral values daily and calls for additional collateral to be provided as

warranted under the aforementioned agreement. The Company has policies and procedures to manage market risk associated with client trading and assumes a limited degree of market risk by managing the size and nature of its exposure. At December 31, 2017, the Company had accepted collateral with a fair value of $1.4 billion that the Company is permitted to sell or repledge and had repledged $177 million of that collateral. The Company has pledged $991 million of certain securities owned to secure $950 million of repurchase agreements as of December 31, 2017.

The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2017 (in thousands):

	Contract	Accrued Interest	Total Contract	Fair Market Value of Collateral	Average Rate
Overnight maturities:					
U.S. government and agency obligations	$ 667,541	$ 178	$ 667,719	$ 680,994	1.53%
Corporate debt and other securities	330,100	$ 93	330,193	352,154	1.62%
Term ≤ 30 days:					
U.S. government and agency obligations	149,791	$ 41	149,832	154,949	1.57%
Corporate debt and other securities	88,329	$ 28	88,357	94,318	1.83%
Term > 30 days:					
Corporate debt and other securities	40,000	$ 15	40,015	46,073	2.15%
	$ 1,275,761	$ 355	$ 1,276,116	$ 1,328,488	

Securities purchased under agreements to resell and securities sold under agreements to repurchase are governed by a master repurchase agreement. Under the terms of the master repurchase agreement, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the nondefaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and accordingly, do not include excess collateral received/pledged. None of the Company's repurchase and reverse repurchase transactions met the right of setoff criteria at December 31, 2017.

The following table includes the amount of collateral pledged or received related to exposures subject to enforceable Master Repurchase Agreements as of December 31, 2017. While these agreements are typically over-collateralized, U.S. GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty.

(In thousands)	Gross Amount	Amount Offset	Net Amount Presented in the Statement of Financial Condition	Held/Pledged Financial Instruments	Net Amount
Assets					
Securities purchased under agreements to resell	$ 1,128,910	$ -	$ 1,128,910	$ 1,126,723	$ 2,187
Securities borrowed	298,227	-	298,227	289,205	9,022
Total Assets	$ 1,427,137	$ -	$ 1,427,137	$ 1,415,928	$ 11,209
Liabilities					
Securities sold under agreements to repurchase	$ 1,275,761	$ -	$ 1,275,761	$ 1,275,761	$ -
Total Liabilities	$ 1,275,761	$ -	$ 1,275,761	$ 1,275,761	$ -

6. Fair Value of Financial Instruments

The Company's recurring fair value measurements are based on a requirement to carry certain assets and liabilities at fair value. The carrying value of financial instruments presented on the statement of financial condition that are not measured at fair value approximates fair value. Assets and liabilities that are required to be measured at fair value on a recurring basis include securities owned, securities segregated under Federal and other regulations, and securities sold but not yet purchased, and are classified as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market. Instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves gathering multiple sources of information, including broker quotes, values provided by pricing services, trading activity in other similar securities, market indices, and

pricing matrices, along with employing various modeling techniques such as discounted cash flow analyses, in arriving at the best estimate of fair value. Any model used to produce material financial reporting information is required to have a satisfactory independent review performed on an annual basis, or more frequently, when significant modifications to the functionality of the model are made. This review is performed by an internal group that separately reports to the Corporate Risk Function of the Parent.

The Company has formal processes and controls in place to ensure the appropriateness of all fair value estimates. For fair values obtained from a third party, there is an internal independent price validation function within the organization that provides oversight for fair value estimates. For level 2 instruments and certain level 3 instruments, the validation generally involves evaluating pricing received from two or more other third party pricing sources that are widely used by market participants. The Company reviews pricing validation information from both a qualitative and quantitative perspective and determines whether pricing differences exceed acceptable thresholds. If the pricing differences exceed acceptable thresholds, then the Company reviews differences in valuation approaches used at each pricing service, which may include contacting that pricing service to gain further information on the valuation of a particular security or class of securities, to determine the ultimate resolution of the pricing variance, which could include an adjustment to the price used for financial reporting purposes. The Company classifies instruments as level 2 in the fair value hierarchy when it is able to determine that external pricing sources are using similar instruments trading in the markets as the basis for estimating fair value. One way the Company determines this is by the number of pricing services that will provide a quote on the instrument along with the range of values provided by those pricing services. A wide range of quoted values may indicate that significant adjustments to the trades in the market are being made by the pricing services. The Company maintains a cross-functional approach when the fair value estimates for level 3 trading assets and liabilities are internally developed, since the selection of unobservable inputs is subjective. This cross-functional approach includes input on assumptions not only from the related line of business, but also from risk management and finance. A consensus of the estimate of the instrument's fair value is reached after evaluating all available information pertaining to fair value. Inputs, assumptions and overall conclusions on internally priced level 3 valuations are formally documented on a quarterly basis.

The classification of an instrument as level 3 involves judgment and is based on a variety of subjective factors. These factors are used in assessing whether a market is inactive, resulting in the application of significant unobservable assumptions in the valuation of a financial instrument. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed. In determining whether a market is inactive, the Company evaluates such factors as the number of recent transactions in either the primary or secondary markets, whether price quotations are current, the nature of the market participants, the variability of price quotations, the significance of bid/ask spreads, declines in (or the absence

of) new issuances, and the availability of public information. Inactive markets necessitate the use of additional judgment when valuing financial instruments, such as pricing matrices, cash flow modeling, and the selection of an appropriate discount rate. The assumptions used to estimate the value of an instrument where the market was inactive are based on the Company's assessment of the assumptions a market participant would use to value the instrument in an orderly transaction and includes consideration of illiquidity in the current market environment.

The following table presents securities segregated under Federal and other regulations, securities owned, and securities sold but not yet purchased measured at fair value on a recurring basis:

	Fair Value Measurement at December 31, 2017 Using			
(In Thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Assets / Liabilities
Securities segregated under Federal and other regulations:				
U.S. government and agency obligations	$ 29,771	$ -	$ -	$ 29,771
Securities owned:				
U.S. government and agency obligations	$ 10,908	$ 815,853	$ -	$ 826,761
State and municipal obligations	-	60,847	-	60,847
Corporate debt and other securities	5,132	654,698	-	659,830
Commercial paper	-	117,803	-	117,803
Total securities owned	$ 16,040	$ 1,649,201	$ -	$ 1,665,241
Securities sold but not yet purchased:				
U.S. government and agency obligations	$ 530,548	$ 155	$ -	$ 530,703
Corporate debt and other securities	9,288	289,326	-	298,614
Total securities sold but not yet purchased	$ 539,836	$ 289,481	$ -	$ 829,317

The Company's policy for recording transfers into and out of the fair value hierarchy levels is that they are assumed to occur at the end of the period in which the transfers occurred. For the year ended December 31, 2017, there were no transfers between levels.

U.S. government and agency obligations

U.S Treasury Securities and agency obligations

The Company classifies U.S. Treasury securities as level 1. Securities issued by federal agencies consist of debt obligations issued directly by Fannie Mae, Freddie Mac, FHLB, and FFCB in

addition to debt obligations collateralized by loans that are guaranteed by the Small Business Administration (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. These debt obligations are classified as level 2 in the fair value hierarchy. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S. government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

To-Be-Announced (TBA) Securities

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in securities owned or securities sold but not yet purchased in the statement of financial condition. The Company enters into various off-balance sheet financial instruments of this nature involving agency mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers and manage market risks. The net unrealized gains and losses on these transactions are reflected in level 2 in securities owned and securities sold but not yet purchased on the statement of financial position, and in trading gains, net of losses, on the statement of comprehensive income, and are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity from similar securities or from a third party pricing service. At December 31, 2017, the Company had net TBA commitments to sell of $348.3 million, resulting in net unrealized gains of $409.6 thousand which are recorded in securities owned as well as net unrealized losses of $154.9 thousand which are recorded in securities sold but not yet purchased on the statement of financial position.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. The Company derives value for these obligations based on trading activity in secondary markets and new issue pricings in the primary market. These obligations are classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

Corporate debt securities are predominantly debt obligations of domestic corporations and are classified as level 2. The company estimates the fair value of corporate debt securities based on observable pricing from executed trades of similar instruments. The Company's other securities include money market mutual funds for which pricing is readily available and are therefore classified as level 1.

Commercial paper

The Company trades commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

7. Premises and Equipment

Premises and equipment consisted of the following (in thousands):

	Useful Life	As of December, 31 2017
Leasehold improvements	1-30 years	$ 26,682
Furniture and equipment	1-20 years	58,849
Construction-in-process		241
		85,772
Less: Accumulated depreciation		(70,929)
Total premises and equipment		$ 14,843

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2025, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

2018	$ 9,446
2019	7,091
2020	9,676
2021	9,821
2022	10,015
Thereafter	3,190
Total minimum lease payments	$ 49,239

Rental and depreciation/amortization expense for the year ended December 31, 2017 was $6.5 million and $4.1 million, respectively, as reported in occupancy and equipment in the statement of comprehensive income.

8. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the

required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at December 31, 2017 (in thousands):

U.S. government and agency obligations	$ 530,703
Corporate debt and other securities	298,614
	$ 829,317

9. Employee Benefits

The Company participates in employee benefit plans of the Parent for the benefit of substantially all employees of the Company, which includes participation in the stock-based awards of the Parent through the SunTrust Banks, Inc. 2009 Stock Plan (as amended and restated effective January 1, 2014), under which the Parent's Compensation Committee of the Board of Directors has the authority to grant stock options, stock appreciation rights, restricted stock, phantom stock units, and restricted stock units, of which some may have performance or other conditions, such as vesting tied to the Parent's total shareholder return relative to a peer group, or vesting tied to the achievement of an absolute financial performance target. All incentive awards are subject to clawback provisions.

Consistent with the Parent's decision to discontinue the issuance of stock options in 2014, no stock options were granted during the year ended December 31, 2017. In prior years, stock options were granted at an exercise price which was no less than the fair value of a share of SunTrust Banks, Inc. common stock on the grant date and were either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vested pro-rata over three years and generally had a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from the Parent's treasury stock.

Shares or units of restricted stock may be granted to employees and directors. Generally, grants to employees either cliff vest after three years or vest pro-rata annually over three years. Restricted stock and restricted stock units grants may be subject to one or more criteria, including employment, performance, or other conditions as established by the Parent's Compensation Committee at the time of grant. An employee or director has the right to vote the shares of restricted stock after grant unless, and until, they are forfeited. Compensation cost for restricted stock and restricted stock units is generally equal to the fair value of the shares on the grant date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock. The Parent accrues and reinvests dividends in equivalent shares of SunTrust common stock for unvested restricted stock unit awards, which are paid out when the underlying restricted stock unit award vests. The Parent

allocates restricted stock units and phantom stock units expense to the Company. The Company's restricted stock unit and phantom stock unit expense for 2017 was $45.8 million, which is included in compensation and benefits expense in the accompanying statement of comprehensive income. At December 31, 2017, there was $36.8 million of unrecognized stock-based compensation expense related to nonvested restricted stock units and phantom stock units.

The Company's expense related to the pension plan and other employee benefits was $18.5 million in 2017, all of which is included in compensation and benefits expense in the accompanying statement of comprehensive income.

10. Transactions with Related Parties

During the year ended December 31, 2017, the Company engaged in various transactions with STB, which provides certain management services and staff support functions for all of its affiliates. The total costs for these services are allocated among the affiliates in accordance with our corporate service agreement. In 2017, the cost of these services allocated to the Company was $80.1 million which is included in fees paid to related parties in the statement of comprehensive income. In addition, the Company pays various negotiated referral fees to STB for sales involving customers of STB. In 2017, the Company incurred total referral fee expenses from STB of $72.8 million which is included in fees paid to related parties in the statement of comprehensive income. In addition to paying for services and referral fees, the Company earns revenue from the Parent and affiliates for providing certain corporate finance, underwriting, and trading services. In 2017, revenue earned for such activities totaled $6.5 million, which is included in the respective line items in the statement of comprehensive income.

During 2017, the Company held certain debt securities issued by the Parent and its subsidiaries that were purchased by the Company in secondary markets. At December 31, 2017, $56.9 million of these debt securities were included in securities owned and $2.1 million of these debt securities were included in securities sold but not yet purchased in the statement of financial condition.

Balances with respect to related parties at December 31, 2017, are (in thousands):

Cash and cash equivalents	$	306
Income tax receivable from Parent		41,727
Securities owned		56,856
Securities sold but not yet purchased		2,050
Due to related parties		2,853
Lines of credit payable to related parties		151,943
Revenues:		
Corporate finance fees		2,842
Underwriting fees		3,663
Expenses:		
Interest		2,818
Fees paid to related parties		152,949

As of December 31, 2017, the Company had a $300 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 1.59% at December 31, 2017, with interest due monthly. At December 31, 2017, the outstanding balance on this unsecured line of credit was $125 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $400 million committed unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to one month LIBOR plus 1.75% per annum. The interest rate at December 31, 2017 was 3.31%, with interest due monthly. At December 31, 2017, the outstanding balance was $26.9 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2017, there were no outstanding borrowings under the facility.

11. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent. In accordance with the Tax Allocation Agreement applicable to Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to

properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense/(benefit) included in the statement of comprehensive income as determined in accordance with ASC 740, *Income Taxes*, for the year ended December 31, 2017 are presented in the following table:

	2017 *(In Thousands)*		
	Current	**Deferred**	**Total**
Federal	$ 5,942	$ 30,232	$ 36,174
State	977	2,828	3,805
Total provision for income taxes	$ 6,919	$ 33,060	$ 39,979

The 2017 Tax Act, enacted on December 22, 2017, reduced the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. At December 31, 2017, the Company recorded a net income tax expense for the estimated effects of the 2017 Tax Act as a component of the provision for income taxes, which was due primarily to a $5.9 million tax expense for the remeasurement of the Company's estimated deferred tax assets and liabilities to reflect the new federal income tax rate of 21%. However, as additional information becomes available and additional analysis is completed, the estimate of the deferred tax assets and liabilities may change which would impact the remeasurement of these deferred tax balances. Any adjustment to the remeasurement amount will be recorded as an adjustment to the provision for income taxes in 2018 in the period the amounts are determined.

A reconciliation of the income tax provision, using the statutory federal income tax rate of 35%, to the Company's actual provision for income taxes during the year ended December 31, 2017 is presented in the following table:

	2017 *(In Thousands)*
Income tax at federal statutory rate of 35%	$ 34,561
State income taxes, net of federal benefit	2,473
Estimated impact of the remeasurement of deferred tax assets and liabilities and other tax reform related items[1]	5,891
Other	(2,946)
Total provision for income taxes	$ 39,979

[1] Includes reasonable estimates as of December 31, 2017, which could be adjusted as additional analysis is completed in 2018.

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax asset (liability) is recorded in the statement of financial condition.

At December 31, 2017, the Company remeasured its deferred tax assets and liabilities using the newly enacted federal income tax rate of 21%, which is the rate that is expected to apply in the periods in which these assets and liabilities are expected to be realized in the future.

The significant deferred tax assets and liabilities at December 31, 2017, net of the federal impact for state taxes, are presented in the following table:

	2017 *(In Thousands)*
Deferred tax assets:	
Employee benefits	$ 6,352
Accrued expenses	3,242
Fixed assets	1,313
Total deferred tax assets	$ 10,907
Deferred tax liabilities:	
Goodwill	$ (1,483)
Other	(134)
Total deferred tax liabilities	$ (1,617)
Net deferred tax assets	$ 9,290

The Company determined that a valuation allowance is not required for the federal and state deferred tax assets because it is more likely than not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2012. With limited exceptions, the various consolidated or combined state income tax returns filed by Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2012.

12. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company is party to numerous civil claims and lawsuits and subject to regulatory examinations, investigations, and requests for information. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on unsubstantiated legal theories, unsupported by facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. These factors make it difficult for the Company to provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. However, on a case-by-case basis, an accrual is established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts accrued. This does not represent the Company's maximum loss exposure. For these, and other matters, where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not, individually or in the aggregate, have a material impact on the Company's financial condition, comprehensive income, or cash flows. However, in light of the significant uncertainties involved in these matters and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's financial condition, comprehensive income, or cash flows for any given reporting period.

The following is a description of certain litigation and regulatory matters:

Lehman Brothers Holdings, Inc. Litigation

Beginning in October 2008, the Company, along with other underwriters and individuals, were named as defendants in several individual and putative class action complaints. Plaintiffs alleged violations of Sections 11 and 12 of the Securities Act of 1933 and/or state law for allegedly false and misleading disclosures in connection with various debt and preferred stock offerings of Lehman Brothers Holdings, Inc. and sought unspecified damages. After the matters were coordinated, a settlement was reached with the class plaintiffs but a number of individual lawsuits remained. After settlement of some of the individual matters, the remaining ones were

dismissed and any appeals filed were denied, including a final decision by the United States Supreme Court on June 26, 2017. As a result, this matter is now resolved.

13. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. The Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2017, the Company experienced *de minimis* net losses as a result of the indemnity. The clearing agreement expires May 2020.

14. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital, as defined, of $635.9 million, which was $634.8 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER
SUNTRUST ROBINSON HUMPHREY, INC. as of 12/31/17

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)				$ 1,088,980,821	3480
2. Deduct: Ownership equity not allowable for Net Capital				(0)	3490
3. Total ownership equity qualified for Net Capital				1,088,980,821	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				0	3520
B. Other (deductions) or allowable credits (List)				0	3525
5. Total capital and allowable subordinated liabilities				$ 1,088,980,821	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 247,002,444	3540		
1. Additional charges for customers' and non-customers' security accounts		3,346	3550		
2. Additional charges for customers' and non-customers' commodity accounts		0	3560		
B. Aged fail-to-deliver:		673,396	3570		
1. number of items	6 [3450]				
C. Aged short security differences-less reserve of	$ [3460]	0	3580		
number of items	0 [3470]				
D. Secured demand note deficiency		0	3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges		0	3600		
F. Other deductions and/or charges		16,335,117	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		0	3615		
H. Total deductions and/or charges				(264,014,303)	3620
7. Other additions and/or allowable credits (List)				0	3630
8. Net Capital before haircuts on securities positions				$ 824,966,518	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$ 9,750,000	3660		
B. Subordinated securities borrowings		0	3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper		2,793,349	3680		
2. U.S. and Canadian government obligations		23,510,773	3690		
3. State and municipal government obligations		1,690,166	3700		
4. Corporate obligations		149,485,592	3710		
5. Stocks and warrants		1,633,014	3720		
6. Options		0	3730		
7. Arbitrage		0	3732		
8. Other securities		181,650	3734		
D. Undue concentration		0	3650		
E. Other (List)		0	3736	(189,044,544)	3740
10. Net Capital				$ 635,921,974	3750

OMIT PENNIES

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2017, filed on February 23, 2018.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER SUNTRUST ROBINSON HUMPHREY, INC.	as of 12/31/17

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	3758
13. Net capital requirement (greater of line 11 or 12)			$	3760
14. Excess net capital (line 10 less 13)			$	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	3850
21. Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	417,207	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,109,757	3880
24. Net capital requirement (greater of line 22 or 23)	$	1,109,757	3760
25. Excess net capital (line 10 less 24)	$	634,812,217	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	3048.47	3851
27. Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	3048.47	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	634,590,266	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

10/85

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2017, filed on February 23, 2018.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

2018-01-25 04:42PM EST
Status: Accepted

BROKER OR DEALER
SUNTRUST ROBINSON HUMPHREY, INC. as of 12/31/17

FORMULA FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS OF BROKERS AND DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (See Note A)	$ 0	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)	0	4350		
3. Monies payable against customers' securities loaned (See Note C)	0	4360		
4. Customers' securities failed to receive (See Note D)	16,692,513	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	4390		
7. ** Market value of short security count differences over 30 calendar days old	0	4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	25,000	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	4420		
10. Other (List)	0	4425		
11. TOTAL CREDITS			$ 16,717,513	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (See Note E)	$ 0	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	20,860,339	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	0	4465		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (See Note G)		4467		
17. Other (List)	0	4469		
18. ** Aggregate debit items			$ 20,860,339	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(a)(1)(ii))			(625,810)	4471
20. ** TOTAL 15c3-3 DEBITS			20,234,529	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)				$ 3,517,016	4480
22. Excess of total credits over total debits (line 11 less line 20)				0	4490
23. If computation is made monthly as permitted, enter 105% of excess of total credits over total debits					4500
24. Amount held on deposit in "Reserve Bank Account(s)", including	$ 29,771,400	4505	value of qualified securities, at end of reporting period	29,771,400	4510
25. Amount of deposit (or withdrawal) including	$ 0	4515	value of qualified securities	0	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including	$ 29,771,400	4525	value of qualified securities	$ 29,771,400	4530
27. Date of deposit (MMDDYY)				10/10/17	4540

FREQUENCY OF COMPUTATION

28. Daily ____ 4332 Weekly X 4333 Monthly ____ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2017, filed on February 23, 2018.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
SunTrust Robinson Humphrey, Inc.

We have examined the statements of SunTrust Robinson Humphrey, Inc. (the Company), included in the accompanying SunTrust Robinson Humphrey, Inc.'s Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017.
(2) Company's internal control over compliance was effective as of December 31, 2017.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 409 of the New York Stock Exchange (NYSE) and Rule 2340 of the National Association of Securities Dealers (NASD) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2018
Atlanta, GA

EY
Building a better
working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Robinson Humphrey, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of SunTrust Robinson Humphrey, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would

be the expression of an opinion or conclusion, respectively, on whether SunTrust Robinson Humphrey, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2018
Atlanta, GA